[R&G Financial
Corporation Letterhead]
February 18, 2008
Mr. Víctor J. Galán
San Juan, PR
          Re: Project Commonwealth
Dear Víctor:
     As you know, R&G Financial Corporation (“we” or the “Company”) has retained Keefe, Bruyette & Woods, Inc. and the Strategic Capital Committee of the Board of Directors of the Company (the “Committee”) has retained Sandler O’Neill + Partners, L.P. to evaluate various strategic alternatives. At this time, we refer to this process as “Project Commonwealth.” The Committee believes it is important to have you participate in the Project Commonwealth process. You may therefore receive confidential and/or privileged documents and information relating to Project Commonwealth and may also be involved in confidential conversations and discussions, with the Committee, Company personnel and with our lawyers and advisors (such documents, information and conversations, the “Confidential Information”). However, Confidential Information does not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by you or your advisors or representatives; or (b) becomes available to you on a non-confidential basis from a person, other than the Company, any of its directors, officers or employees, or the Committee, who you have reason to believe is not bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting the information to you, it being understood and agreed, however, that you are aware of the identities of the parties that have executed confidentiality agreements with the Company as of the date hereof.
     Project Commonwealth is subject to strict confidentiality rules. For this reason, you agree to keep confidential and not disclose to any person, directly or indirectly, without express authorization from the Committee, any Confidential Information, including the fact that discussions or negotiations are taking place concerning a potential transaction with the Company, or any of the terms, conditions or other facts with respect to any such potential transaction and the status thereof or the fact that Confidential Information has been made available to you; provided, however, that you may make available such Confidential Information to your legal and financial advisors if such Confidential Information is necessary for the purpose of advising you in the Project Commonwealth process (it being understood that prior to such disclosure your advisors will be informed of the confidential nature of the Confidential Information and shall agree to be bound by the terms of this letter). Notwithstanding the foregoing, you may disclose the Confidential Information if disclosure is required by law, regulation and/order issued by any court or administrative agency.
RG PLAZA BUILDING, 280 JESUS T. PINIRO AVE., HATO REY, RR. 00918, PO BOX 362394, SAN JUAN, PR 00936-2394 I TELS. (787) 758-2424 -.766-6666 / FAX (787) 766-8175

     You understand that any misuse or disclosure by you or your advisors of Confidential Information may result in irreparable harm to the Company and its shareholders. Any such disclosure may also violate Puerto Rico and Federal statutes, including rules of the U.S. Securities and Exchange Commission.
     In consideration of your receipt of the Confidential Information, you also agree that you will not use the Confidential Information, directly or indirectly, in a transaction involving the sale of your shares of the Company’s common stock or related to a business combination of the Company, including but not limited to a merger transaction, (a) without first notifying the Committee; and (b) in a manner which would be contrary to: (i) your fiduciary duties of care, loyalty and good faith to the Company and its shareholders; (ii) insider trading provisions of state and federal securities laws and regulations; or (iii) other applicable corporate and securities laws and regulations. In addition, prior to the date in which a recommendation is made by the Committee to the Board of Directors of the Company in connection with a proposed transaction under its consideration, you agree not to pursue a transaction involving the sale of your shares of the Company’s common stock or seek a business combination of the Company. You further agree that you will promptly inform the Committee of any and all unsolicited proposals you may receive in connection with a transaction involving the sale of your shares of the Company’s common stock or related to a business combination of the Company.
     In addition, you hereby acknowledge that you are aware that the United States securities laws prohibit any person who has material, non-public information concerning the matters which are the subject of Project Commonwealth from purchasing or selling securities of the Company or any third party with whom we may hold discussions (and options, warrants and rights relating thereto) and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.
     Please confirm your acceptance of the terms of this letter by signing it in the space provided below. If you have any questions in relation to this matter, please refer them to Mr. Juan Agosto Alicea, Chairman of the Board and the Committee.

Very truly yours,
/s/ Juan Agosto Alicea
Juan Agosto Alicea
Chairman of the Board and Chairman of the Strategic Capital Committee

Accepted and agreed to as of the date first written above:
/s/ Víctor J. Galán Víctor J. Galán